Exhibit 12.1
Dycom Industries, Inc.
Computation of Ratio of Earnings to Fixed Charges

	Three Months Ended	Fiscal Year Ended
	October 26, 2013	July 27, 2013	July 28, 2012	July 30, 2011	July 31, 2010	July 25, 2009
		(Dollars in thousands)
Earnings, as defined:
Income (loss) from continuing operations before cumulative effect of changes in accounting principles	$18,660	$35,188	$39,378	$16,107	$5,849	$(53,094)
Income tax expense (benefit)	12,440	23,011	25,183	12,377	4,881	(1,405)
Fixed charges included in the determination of net income	10,662	34,774	24,001	22,185	20,292	21,921
Total earnings, as defined	$41,762	$92,973	$88,562	$50,669	$31,022	$(32,578)

Fixed charges, as defined:
Interest charges	$6,887	$23,335	$16,745	$16,017	$14,272	$14,743
Rental interest factor	3,775	11,439	7,256	6,168	6,020	7,178
Total fixed charges, as defined	$10,662	$34,774	$24,001	$22,185	$20,292	$21,921

Ratio of earnings to fixed charges	3.9x	2.7x	3.7x	2.3x	1.5x	(*)

*The ratio of earnings to fixed charges was less than one-to-one for fiscal 2009 and earnings were insufficient to cover fixed charges by $76.4 million.